UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Goodwolf Feeding Company

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Oregon

    Date of organization
    October 11, 2016

Physical address of issuer
7715 NE 33rd Drive, Suite D in Portland, Oregon 97211

Website of issuer
www.drinkgoodwolf.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$194,000

Deadline to reach the target offering amount
January 10, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$68,983.41	$83,336.73
Cash & Cash Equivalents	$562.02	$24,083.75
Accounts Receivable	$19,734.10	$14,015.12
Short-term Debt	$73,565.81	$58,914.24
Long-term Debt	$81,184.39	$82,562.83
Revenues/Sales	$126,009.96	$159,253.17
Cost of Goods Sold	$80,770.90	$55,213.10
Taxes Paid	$0.00	$0.00
Net Income	-$73,378.56	-$17,543.23

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 29, 2021

FORM C/A

Up to $194,000

Goodwolf Feeding Company



Explanatory Note

Goodwolf Feeding Company (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on August 10, 2021 to include a webinar transcript, attached hereto as Exhibit G.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Goodwolf Feeding Company, a Oregon Corporation ("Goodwolf" or the "Company," as well as references to "we," "us," or "our", or "Goodwolf Water Kefir"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $194,000 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$194,000.00	$9,700.00	$184,300.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants. In addition, the Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.
(2) The Issuer will pay a commission equal to five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.drinkgoodwolf.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 29, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION

NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.drinkgoodwolf.com.

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Goodwolf Feeding Company (the "Company") is an Oregon corporation, formed on October 11, 2016. The Company is currently also conducting business under the name of Goodwolf Water Kefir.

The Company is located at 7715 NE 33rd Drive, Suite D in Portland, Oregon 97211.

The Company's website is www.drinkgoodwolf.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Goodwolf Water Kefir produces a sparkling probiotic ready-to-drink beverage. The Company sells its beverages to retailers via distributors, as well as directly to retailers.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$194,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$194,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 10, 2022
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a S-corporation in the state of Oregon in 2016 and re-organized as a C-corporation in 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies operating worldwide, including Kevita, Water Kefir People, Driftwest, and Lifeway Foods. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better

equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire provide raw materials and basic ingredients do not provide items which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which

would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joseph Keenan Smith who is the Founder and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Joseph Keenan Smith although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Joseph Keenan Smith or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently

develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which

could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, caps, labels, kegs, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.
In the United States we sell our products to independent distributors for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the

products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.

We rely on independent certification of our organic products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of organic products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our organic certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of this independent certification, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation

providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including

significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.57% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate

close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Goodwolf Feeding Company produces a sparkling probiotic ready-to-drink beverage. The Company sells this beverage to retailers via distributors, as well as directly to retailers.

Business Plan

Goodwolf Feeding Company's flagship product is Goodwolf Water Kefir. The Company is making a unique and trendy sparkling probiotic drink that is traditionally fermented and flavored with organic cold-pressed juice. Goodwolf has developed a product that bridges two popular categories, kombucha and sparkling water. The Company's founder has worked in the natural food industry for two decades and plans on leveraging that experience in producing our beverages. The Company plans to launch canned versions of its water kefir, as well as direct to consumer magnesium supplement powders and kid-focused health drinks.

Goodwolf bottles Goodwolf Water Kefir in 12oz cans and 2L bottles. Its labels are unique and minimal, seeking to stand out over various competing label designs on the shelf.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ginger Lemon Water Kefir	Organic sparkling water kefir with cold-pressed ginger, lemon and lime juice.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Coconut Lime Water Kefir	Organic sparkling water kefir with cold-pressed lime and organic coconut water.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Hibiscus Bloom	Organic sparkling water kefir with cold-pressed lemon, hibiscus, rose, lavender and other organic herbs.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Turmeric Gold	Organic sparkling water kefir with cold-pressed lemon, organic turmeric, ginger, lemon and lime.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Habanero Fire	Organic sparkling water kefir with cold-pressed lemon, ginger, habanero and cayenne.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Tulsi Rose	Organic sparkling water kefir with cold-pressed lemon, organic tulsi and rose petals.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.

Goodwolf works with UNFI and KeHE, two of the largest natural products distributors in the US. It also has a network of smaller DSD and independent distributors. The Company ships nationally through a partnership with AzureStandard.com who ships from coast to coast.

Competition

The Company's primary competitors are Kevita, Water Kefir People, Driftwest, and Lifeway Foods.

Customer Base

Goodwolf's retail customer base includes natural and conventional markets, as well as direct sales to corporate accounts. Our target demographic is between the ages of 16-45, middle class, and health conscious.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88111005	Sparkling soda beverage	GOODWOLF	September 10, 2018	April 16, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	FDA	Organic	August 1, 2019	September 30, 2020

We receive regular inspections and certification from the ODA (Oregon Dept of Agriculture) as well as USDA for organic certification. The Company is also subject to various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7715 NE 33rd Drive, Suite D in Portland, Oregon 97211.

The Company conducts business in Oregon, and its products are sold in over 300 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250.00	5.00%	$9,700.00
Campaign marketing expenses or related reimbursement	4.00%	$1,000.00	3.88%	$7,527.20
General Marketing	12.00%	$3,000.00	28.04%	$54,397.60
Research and Development	2.00%	$500.00	1.87%	$3,627.80
Equipment Purchases	16.00%	$4,000.00	23.36%	$45,318.40
General Working Capital	41.00%	$10,250.00	37.85%	$73,429.00
Slotting - New Account Cost of Entry	20.00%	$5,000.00	0.00%	$0.00
Total	**100.00%**	**$25,000**	**100.00%**	**$194,000**

*The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If we need to move to co-packing, for example, we may reallocate funds.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joseph Keenan Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO – October 2016 - present
  ● Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Goodwolf
CEO – October 2016 - present
  ● Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

Moonshot Industries DBA Humble & Fierce
Owner – March 2017 - July 2018
  ● Responsible for building and maintaining distributor, retailer and broker relationships; including promotional planning and execution, sales presentations and category review

management. Other responsibilities included analyzing sales data and building strategies for growth.

Yin Yang Naturals
Senior Territory Manager – June 2012 - March 2017
- Pioneered the Pacific Northwest region as a natural products broker, creating and maintaining relationships with retailers, distributors and vendors. Responsibilities included brand management, presentations and merchandising.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joseph Keenan Smith

See "***Directors***" section above*.*

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,375,000
Amount Authorized	100,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has currently reserved 1% of all authorized Common Stock of the Company under an equity incentive plan option pool for its employees. There are currently 1,000,000 shares of equity incentives outstanding.

Type of security	Convertible Notes
Amount outstanding	$119,400 Principal Amount
Interest and Payment Schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest will automatically convert into shares of Company common stock with a 15% discount, at a conversion price per share equal to a valuation of $1 million divided by the fully-diluted capitalization.
Maturity date	December 2022-2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $500,000 (a "Qualified Financing"), the Notes will automatically convert into the equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to 85% of the Qualified Financing equity price per share, except that, at the option of the issuer, the liquidation preference of the Conversion Shares may equal the Conversion price.
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Crowd Notes
Amount outstanding	$56,921
Interest and Payment Schedule	N/A
Amortization Schedule	N/A
Maturity date	N/A
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the first sale (or series of related sales) of preferred stock of the Company, following the issuance of the Crowd Notes, of at least $1 million, (a "Qualified Equity Financing") the Company shall convert the Crowd Notes into conversion shares equal to the quotient obtained by dividing the purchase price of the Crowd Notes by the conversion price, defined as follows:

	The lower of (A) the product of (1) one minus the 20% discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the $1 million valuation cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.
Transfer restrictions	Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer. In addition, you may not transfer the Crowd Notes or any securities into which they are

	convertible to any of our competitors, as determined by us in good faith. Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.
Other material terms	The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

In addition to the Convertible Notes, the Company has the following debt outstanding:

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	US Bank
Amount outstanding	$16,194.39
Interest rate and payment schedule	11.25% (Variable)
Amortization schedule	$1,016.44 per month
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Chase
Amount outstanding	$30,155.07
Interest rate and payment schedule	23% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Capital One
Amount outstanding	$9,340.78
Interest rate and payment schedule	22.74% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Loans
Name of creditor	Kabbage
Amount outstanding	$5,560.00
Interest rate and payment schedule	34.25%
Amortization schedule	Monthly
Describe any collateral or security	All of the Company's property and assets
Maturity date	Six Month Terms
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Citi
Amount outstanding	$6,284.09
Interest rate and payment schedule	24%
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	6	$119,400	Build out kitchen, rebrand, equipment and operating capital	December 11, 2018	Rule 4(a)(2)
Crowd Notes	56,921	$56,921	Marketing, R&D, and general working capital	March 20, 2020	Regulation CF

Ownership

A majority of the Company is owned by Joseph Keenan Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joseph Keenan Smith	91.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.

Recent Tax Return Information (for year ending 12/31/19)

Total Revenue	Taxable Income	Total Tax
$154,361.00	-$34,526.00	$0.00

Operations

The Company anticipates that this Offering will allow it to operate and grow into Q4 2021. Its primary challenges will be around capital, having enough funds for slotting and driving trial at shelf to gain and retain customers.

Goodwolf plans to grow by increasing SKU offerings, on-shelf promotions, and in-store product demos. The Company hopes to increase market penetration by continuing to work with its brokers while adding additional distributors. Goodwolf hopes to decrease cost of goods sold and overhead per case by increasing production rates and upgrading equipment and production processes.

Liquidity and Capital Resources

The proceeds from this raise will help the Company to continue working with its broker network, expand distribution into other regions, increase its marketing and brand awareness, attend Expo East Natural tradeshow and increase its raw material purchases in an effort to lower costs.

The Company has the following sources of capital in addition to the proceeds from the Offering: Revenues from current operations, lines of credit and bank loans, as listed in the ***Capitalization and Ownership*** section.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 194,000 of Crowd Notes for up to $194,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 10, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $194,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice

that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Valuation Cap
For the first $100,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $900,000.00 ($900 thousand). For Securities sold in the Offering between $100,000.00 and $194,000.00, the Valuation Cap is equal to $1,000,000.00 ($1 million).

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction..

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below,

38

with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus the Discount of 20%, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($900,000 or $1,000,0000, depending on whether the Purchaser is an early bird investor), as defined below by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

September 29, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

September 29, 2021
(Date)

I, Joseph Keenan Smith, being the founder and Chief Executive Officer of Goodwolf Feeding Company, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information of the Company included in this Form C/A reflects accurately the information that would be reported in such tax returns
.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)
September 29, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Goodwolf Feeding Co.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	562.02
PayPal	0.00
Cash	0.00
Total Bank Accounts	**$562.02**
Accounts Receivable	
Accounts Receivable (A/R)	19,734.10
Total Accounts Receivable	**$19,734.10**
Other Current Assets	
Inventory	29,998.83
Undeposited Funds	0.00
Total Other Current Assets	**$29,998.83**
Total Current Assets	**$50,294.95**
Fixed Assets	
Accumulated Depreciation	-5,393.88
Leasehold Improvements	5,294.54
Machinery & Equipment	14,795.80
Total Fixed Assets	**$14,696.46**
Other Assets	
Security Deposit	3,992.00
Total Other Assets	**$3,992.00**
TOTAL ASSETS	**$68,983.41**

Goodwolf Feeding Co.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	21,936.75
Total Accounts Payable	**$21,936.75**
Credit Cards	
CC_Capital One	8,707.41
CC_Chase_Biz Ink	30,395.84
Total Credit Cards	**$39,103.25**
Other Current Liabilities	
Bottle Deposits	1,897.81
Loan from Shareholder_KS	
Citibank Transfer Loan	6,284.09
US Bank Transfer_Reserve Line_	4,343.91
Total Loan from Shareholder_KS	**10,628.00**
Loan_Kabbage	0.00
Loan_Penny Mahmoud	0.00
Total Other Current Liabilities	**$12,525.81**
Total Current Liabilities	**$73,565.81**
Long-Term Liabilities	
Convertible Notes_D & AG	7,500.00
Convertible Notes_N & G	7,500.00
Convertible Note_B/Z	50,000.00
LOC_US Bank_SBA	16,184.39
Total Long-Term Liabilities	**$81,184.39**
Total Liabilities	**$154,750.20**
Equity	
Investment_Micro Venture	51,934.95
Opening Balance Equity	0.00
Owner Contribution	
KS	18,414.06
Total Owner Contribution	**18,414.06**
Owner Distribution	
DS	-2,000.00
KS	-59,357.62
Total Owner Distribution	**-61,357.62**
Retained Earnings	-21,379.62

Goodwolf Feeding Co.

Balance Sheet
As of December 31, 2020

	TOTAL
Net Income	-73,378.56
Total Equity	**$ -85,766.79**
TOTAL LIABILITIES AND EQUITY	**$68,983.41**

Goodwolf Feeding Co.

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	20,250.01
Checking_US Bank_0399_Closed (deleted)	3,473.72
PayPal	160.00
Cash	0.00
Savings_CLOSED (deleted)	200.02
Total Bank Accounts	**$24,083.75**
Accounts Receivable	
Accounts Receivable (A/R)	14,015.12
Total Accounts Receivable	**$14,015.12**
Other Current Assets	
Inventory	29,998.83
Undeposited Funds	0.00
Total Other Current Assets	**$29,998.83**
Total Current Assets	**$68,097.70**
Fixed Assets	
Accumulated Depreciation	-1,643.31
Leasehold Improvements	5,294.54
Machinery & Equipment	4,095.80
Total Fixed Assets	**$7,747.03**
Other Assets	
Security Deposit	5,492.00
Total Other Assets	**$5,492.00**
TOTAL ASSETS	**$81,336.73**

Goodwolf Feeding Co.

Balance Sheet
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	537.75
Total Accounts Payable	**$537.75**
Credit Cards	
CC_Capital One_Spark_	9,884.09
CC_Chase_Biz Ink	25,383.91
Total Credit Cards	**$35,268.00**
Other Current Liabilities	
Bottle Deposits	1,629.60
Loan from Shareholder_KS	
Citibank Transfer Loan	7,293.72
US Bank Transfer_Reserve Line	5,000.00
Total Loan from Shareholder_KS	**12,293.72**
Loan_Kabbage	5,407.37
Loan_Penny Mahmoud	3,777.80
Total Other Current Liabilities	**$23,108.49**
Total Current Liabilities	**$58,914.24**
Long-Term Liabilities	
Convertible Notes_D & AG	7,500.00
Convertible Notes_N & G	7,500.00
Convertible Note_B/Z	50,000.00
LOC_US Bank_SBA	17,562.83
Total Long-Term Liabilities	**$82,562.83**
Total Liabilities	**$141,477.07**
Equity	
Opening Balance Equity	0.00
Owner Contribution	
KS	10,979.97
Total Owner Contribution	**10,979.97**
Owner Distribution	
DS	-2,000.00
KS	-47,740.69
Total Owner Distribution	**-49,740.69**
Retained Earnings	-3,836.39
Net Income	-17,543.23
Total Equity	**$ -60,140.34**
TOTAL LIABILITIES AND EQUITY	**$81,336.73**

Goodwolf Feeding Co.

Profit and Loss
January - December 2020

	TOTAL
Income	
Rental Income	15,743.30
Sales of Product Income	133,169.87
Discounts & Chargebacks	-22,903.21
Total Sales of Product Income	**110,266.66**
Total Income	**$126,009.96**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Distributor Memberships & Fees	1,838.41
Ingredients	27,800.42
Merchant Service Fees	239.68
Packaging	41,520.83
Product Testing	1,290.00
Production Supplies & Consumable	3,338.09
Shipping	4,743.47
Total Cost of Goods Sold	**80,770.90**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$80,770.90**
GROSS PROFIT	**$45,239.06**
Expenses	
Advertising & Marketing	
Brand Ambassador	199.50
Design	500.00
Events & Networking	2,772.10
Printing & Stationary	527.77
Promotional	2,213.80
Schwag	308.50
Website & Social Media	4,986.96
Total Advertising & Marketing	**11,508.63**
Auto	
Fuel	746.63
Parking & Tolls	69.92
Repairs & Maintenance	301.00
Total Auto	**1,117.55**
Bank Charges & Fees	716.42
Business Licenses & Permits	2,355.80
Charitable Contributions	1,186.46
Depreciation	3,750.57

Goodwolf Feeding Co.

Profit and Loss
January - December 2020

	TOTAL
Dues, Software & Subscriptions	1,615.79
Insurance	
Liability	1,770.00
Life	746.90
Total Insurance	**2,516.90**
Interest Paid	11,858.34
Meals & Meetings	1,172.18
Operation & Production Labor	16,367.38
Payroll	
Processing Fees	129.50
Taxes	342.93
Wages	6,770.85
Total Payroll	**7,243.28**
Rent or Lease	32,556.71
Cold & Space Storage	664.50
Total Rent or Lease	**33,221.21**
Repairs & Maintenance	
Building	193.00
Total Repairs & Maintenance	**193.00**
Research & Development	2,503.14
Subcontractors	
Accounting & Bookkeeping	11,931.03
Admin	300.00
Legal	3,000.00
Total Subcontractors	**15,231.03**
Supplies	
Office	642.63
Shop Consumables	1,043.04
Small Equipment, Tech, & Tools	403.22
Total Supplies	**2,088.89**
Travel	
Airfare & Transit	545.02
Meals & Entertainment	280.58
Total Travel	**825.60**
Utilities	
Electric	2,987.83
Gas	1,015.68
Pest	1,771.17
Phone & Internet	1,453.68

Goodwolf Feeding Co.

Profit and Loss
January - December 2020

	TOTAL
Waste	764.54
Total Utilities	**7,992.90**
Total Expenses	**$123,465.07**
NET OPERATING INCOME	**$ -78,226.01**
Other Income	
Other Income - SBA Forgiveness	4,847.45
Total Other Income	**$4,847.45**
Other Expenses	
Miscellaneous Expenses	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$4,847.45**
NET INCOME	**$ -73,378.56**

Goodwolf Feeding Co.

Profit and Loss
January - December 2019

	TOTAL
Income	
Event Income	140.04
Rental Income	13,434.00
Sales of Product Income	159,066.16
Discounts & Chargebacks	-13,387.03
Total Sales of Product Income	**145,679.13**
Total Income	**$159,253.17**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Ingredients	12,542.15
Merchant Service Fees	320.74
Packaging	31,870.76
Product Testing	317.50
Production Supplies & Consumables	4,862.39
Shipping	5,299.56
Total Cost of Goods Sold	**55,213.10**
Inventory Shrinkage	0.00
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$55,213.10**
GROSS PROFIT	**$104,040.07**
Expenses	
Advertising & Marketing	
Brand Ambassador	2,808.72
Events & Networking	1,029.56
Printing & Stationary	872.19
Promotional	757.00
Schwag	2,986.81
Website & Social Media	3,465.19
Total Advertising & Marketing	**11,919.47**
Auto	
Fuel	2,704.21
Parking & Tolls	405.83
Repairs & Maintenance	639.86
Total Auto	**3,749.90**
Bank Charges & Fees	340.97
Business Licenses & Permits	1,474.00
Charitable Contributions	728.22
Depreciation	1,643.31
Dues, Software & Subscriptions	2,010.82

Goodwolf Feeding Co.

Profit and Loss
January - December 2019

	TOTAL
Insurance	
Liability	866.00
Total Insurance	**866.00**
Interest Paid	8,710.61
Local & State Taxes	218.14
Meals & Meetings	4,925.55
Operation & Production Labor	19,093.33
Rent or Lease	27,340.00
Cold & Space Storage	11,604.90
Total Rent or Lease	**38,944.90**
Repairs & Maintenance	
Building	174.39
Total Repairs & Maintenance	**174.39**
Research & Development	581.60
Subcontractors	
Accounting & Bookkeeping	4,361.25
Admin	500.00
Legal	4,290.14
Total Subcontractors	**9,151.39**
Supplies	
Event	400.00
Office	6,174.30
Shop Consumables	488.69
Small Equipment, Tech, & Tools	200.00
Total Supplies	**7,262.99**
Travel	
Airfare & Transit	3,041.92
Lodging	887.60
Meals & Entertainment	274.66
Total Travel	**4,204.18**
Utilities	
Electric	1,814.24
Gas	964.40
Pest	480.00
Phone & Internet	1,959.95
Waste	290.87
Water	295.63
Total Utilities	**5,805.09**
Total Expenses	**$121,804.86**
NET OPERATING INCOME	**$ -17,764.79**

Goodwolf Feeding Co.

Profit and Loss
January - December 2019

	TOTAL
Other Income	
Cash Back Rewards	193.84
Interest Income	0.02
Total Other Income	**$193.86**
Other Expenses	
Reconciliation Discrepancies	-27.70
Total Other Expenses	**$ -27.70**
NET OTHER INCOME	**$221.56**
NET INCOME	**$ -17,543.23**

Goodwolf Feeding Co.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,378.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,718.98
Inventory	0.00
Accumulated Depreciation	3,750.57
Accounts Payable (A/P)	21,399.00
CC_Capital One_Spark	-1,176.68
CC_Chase_Biz Ink	5,011.93
Bottle Deposits	268.21
Loan from Shareholder_KS:Citibank Transfer Loan	-1,009.63
Loan from Shareholder_KS:US Bank Transfer_Reserve Line	-656.09
Loan_Ka	-5,407.37
Loan_PM	-3,777.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,683.16**
Net cash provided by operating activities	**$ -60,695.40**
INVESTING ACTIVITIES	
Machinery & Equipment	-10,700.00
Security Deposit	1,500.00
Net cash provided by investing activities	**$ -9,200.00**
FINANCING ACTIVITIES	
LOC_US Bank_SBA	-1,378.44
Investment_Micro Venture	51,934.95
Opening Balance Equity	0.00
Owner Contribution:KS	7,434.09
Owner Distribution:KS	-11,616.93
Net cash provided by financing activities	**$46,373.67**
NET CASH INCREASE FOR PERIOD	**$ -23,521.73**
Cash at beginning of period	24,083.75
CASH AT END OF PERIOD	**$562.02**

Goodwolf Feeding Co.

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,543.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,359.36
Inventory	-17,214.83
Accumulated Depreciation	1,643.31
Accounts Payable (A/P)	537.75
CC_Capital One_Spark	9,669.57
CC_Chase_Biz Ink	19,484.38
Bottle Deposits	1,629.60
Loan from Shareholder_KS:Citibank Transfer Loan	7,293.72
Loan from Shareholder_KS:US Bank Transfer_Reserve Line	5,000.00
Loan_Ka	5,407.37
Loan_PM	3,777.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**31,869.31**
Net cash provided by operating activities	**$14,326.08**
INVESTING ACTIVITIES	
Leasehold Improvements	-5,294.54
Machinery & Equipment	-4,095.80
Security Deposit	-5,492.00
Net cash provided by investing activities	**$ -14,882.34**
FINANCING ACTIVITIES	
Convertible Notes_D & AG	7,500.00
Convertible Notes_N & G	7,500.00
LOC_US Bank_SBA	2,754.85
Opening Balance Equity	0.00
Owner Contribution:KS	1,190.00
Owner Distribution:KS	-31,955.80
Net cash provided by financing activities	**$ -13,010.95**
NET CASH INCREASE FOR PERIOD	**$ -13,567.21**
Cash at beginning of period	37,650.96
CASH AT END OF PERIOD	**$24,083.75**

Goodwolf Feeding Co.

Statement of Changes in Shareholders' Equity
For the Period Ending December 31, 2020

	Common Stock		APIC	Capital Distributed	MicroVentures Crowdfund	Retained Earnings	Total Stockholders' Equity
	Number	Amount					
Balance at December 31, 2019	10,000,000	$ -	$ 10,979.97	$ (49,740.69)	$ -	$ (21,379.62)	$ (60,140.34)
MicroVentures Crowdfund					$ 51,934.95		$ 51,934.95
Shareholder Contribution			$ 7,434.09				$ 7,434.09
Shareholder Distribution				$ (11,616.93)			$ (11,616.93)
2020 Net Income						$ (73,378.56)	$ (73,378.56)
Balance at December 31, 2020	10,000,000	-	$ 18,414.06	$ (61,357.62)	$ 51,934.95	$ (94,758.18)	$ (85,766.79)

Goodwolf Feeding Co.

Statement of Changes in Shareholders' Equity
For the Period Ending December 31, 2019

| | Common Stock | | | | | |
	Number	Amount	APIC	Capital Distributed	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	10,000	$ -	$ 9,789.97	$ (17,784.89)	$ (3,836.39)	$ (11,831.31)
Stock Split (1,000 to 1)	9,990,000	$ -				
Shareholder Contribution			$ 1,190.00			$ 1,190.00
Shareholder Distribution				$ (31,955.80)		$ (31,955.80)
2019 Net Income					$ (17,543.23)	$ (17,543.23)
Balance at December 31, 2019	10,000,000	$ -	$ 10,979.97	$ (49,740.69)	$ (21,379.62)	$ (60,140.34)

GOODWOLF FEEDING COMPANY
ACCOMPANING NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

NOTE 1: NATURE OF BUSINESS

Organization and Nature of Business

Goodwolf Feeding Company (dba Goodwolf Water Kefir) is a C-Corporation
incorporated in Oregon as of 10/11/2016 and is headquartered in Portland,
Oregon. The Company manufactures a non-alcoholic raw probiotic bevarage.
The Company earns revenue by selling the product to grocery stores and cafes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements were prepared on the accrual basis of accounting.
The Company's fiscal year end is December 31.

Accounts Receivable

The Company gives its customers 30 days to pay from the date of the invoice.
As of December 31, 2020 the Company does not know of any delinquent
customers, and as such does not have an allowance for doubtfui accounts.

Inventory

Inventory is stated at the lower of cost or market value. At December 31, 2020
the Company had not determined any impairment to the inventory.

Fixed Assets

The Company has purchased equipment with a useful life greater than 1 year.
The Company has elected to depreciate these assets over 5 years with no
residual value.

GOODWOLF FEEDING COMPANY
ACCOMPANING NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

Other Assets

The Company has a $3,992 security deposit for its rental space.

Long Term Debt

The Company issued $15,000 of long-term debt that has the option to convert to stock in 2023.

Shareholders Equity

As of December 31, 2020 the Company has 100,000,000 shares outstanding.
There were 10,000,000 shares issued as of December 31, 2020.
The Company received $51,934.95 in MicroVentures investment in 2020.

Revenue Recognition

The Company realizes revenue when the product is shipped. The Company uses a 3rd party distribution company to deliver its product to its customers.

Income Taxes

Goodwolf Feeding Company changed its structure to a C-Corporation effective January 1, 2020. The Company will be assessed federal and state income taxes at the entity level. The company does not have any accrued tax liability as of December 31, 2020. The Company is subject to the local City of Portland Business License and Multnomah County Business Income Tax.

EXHIBIT B
Company Summary



Company: Goodwolf Feeding Company

Market: Health-Conscious Beverages

Product: Line of organic, probiotic water kefir beverages

Company Highlights

- Increased total retail door count from 140 to over 300 from January 2020 to April 2021, including its first Whole Foods locations in Oregon and Washington
- Sold 11,000+ cases in 2020
- Has distribution agreements in place with UNFI and KeHE, two of the largest natural foods distributors in the U.S.
- Profitable in Q1 2021, achieving a net income of $15,692

EXECUTIVE SNAPSHOT

Founded by Keenan Smith, a natural foods industry professional with almost two decades of experience, Goodwolf Feeding Company is a Portland-based producer of water kefir. Water kefir is a traditional fermented drink made from water and a symbiotic culture of bacteria and yeasts (SCOBY), which couples the probiotic nature of drinks like kombucha with the sensation of sparkling water. Currently, the company has distribution contracts with UNFI and KeHE, two of the largest distributors of natural food products in the U.S. Since Goodwolf's last raise on the MicroVentures platform, the company has increased its store count to over 300 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio and has released two new flavor SKUs. With the proceeds of the raise, Goodwolf hopes to increase marketing to drive brand awareness and trials, purchase improved bottling equipment, and support operations with general working capital.





*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors who purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $900,000 valuation cap instead of a $1 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $900,000 million valuation cap (instead of $1 million).

$250+: Goodwolf custom printed bandana + Goodwolf Hat + Stickers

$500+: Variety 4 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers

$1,000+: Variety 6 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers + Additional 3 pack voucher

$2,500+: Variety 8 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers + Additional 4 pack voucher

$5,000+: Variety 12 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers + Additional 6 pack voucher

$10,000+: Variety 24 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers + Additional 12 pack voucher



$50,000+: Official Advisory Role + Variety 24 Pack + Goodwolf custom printed bandana + Goodwolf T-shirt + Goodwolf Hat + Stickers + Additional 12 pack voucher

COMPANY SUMMARY

Opportunity

According to academic research, fermentation - the process of chemical breakdown by microorganisms such as bacteria or yeast - may positively impact food's nutritional value. These potential benefits include improved antioxidant activity, anti-hypertensive peptides, and changes in vitamin content. Further, fermented foods and beverages, which still contain the microorganisms responsible for the fermentation, can enhance one's gut microbiome when ingested, which may positively affect the brain and central nervous system.[i]

It appears that consumers have begun to acknowledge the potential health benefits of fermented foods and beverages. According to Hartman Group, 39% of consumers are adding more probiotics to their diets. Digestive health now ranks third among the most sought-after benefits from foods and drinks—just ahead of heart health, according to the International Food Information Council's 2019 Health & Nutrition Survey. Further, 58% of consumers linked the microbiome to weight management, 57% associated it with energy levels, and 56% made a connection to mental well-being, according to the HealthFocus 2019 U.S. Consumer Trends Survey.[ii]

Goodwolf Feeding Company, a Portland-based producer of water kefir, aims to provide the benefits of fermented beverages while providing a unique alternative to current offerings such as kombucha and milk kefir. The company's water kefir, which is created by fermenting water kefir crystals in water with the help of cane sugar and mission figs, offers a sparkling, organic, and non-dairy option for consumers seeking the sensation of sparkling water with the probiotic nature of kombucha.

Goodwolf's Origin

Keenan Smith, the founder of Goodwolf, began making water kefir for his wife and daughters in his kitchen as an alternative to kombucha and sparkling water. Keenan found that the beverage could combine the probiotic benefits of kombucha (which was too sour tasting for his family) and the refreshing taste of sparkling water. From there, Keenan began selling his water kefir as a side hustle while working as a broker in the natural foods industry before deciding to start a business in October 2016 to begin selling the product full time.






Keenan's brand, Goodwolf, is a reference to a parable in which two wolves live inside each and every person: one good, one bad. The good (which represents positive elements such as love, optimism, and overall good decisions) and the bad (which represents negative elements like harm, envy, and anger) engage in constant, eternal strife within a person. The winner of this internal fight, the parable proclaims, will be the wolf that is fed. Either wolf is fed when people make various choices, which can include economic, dietary, and personal decisions. Both wolves inevitably live, given the mix of choices people make, but Keenan envisions that his water kefir could play a small role in helping consumers "feed the Goodwolf" a little bit more.

Product

What is Water Kefir?

Water Kefir is a traditional fermented drink made from water and a symbiotic culture of bacteria and yeasts (SCOBY). Unlike kombucha, which is created by fermenting sugary black or green tea with a SCOBY, water kefir is created by soaking a SCOBY in sugar water to allow for fermentation. Water kefir SCOBYs typically take the form of water kefir crystals.





The basic preparation method for producing water kefir is to add the water kefir grains to a sugary water mixture and allow the mixture to ferment for 24 to 48 hours. During this fermentation period, fruits or other ingredients may be introduced to create new water kefir flavors. Water kefir contains probiotics, which are believed to play an integral role in gut health. It is also believed that the fermented beverage may contain cancer-fighting and immune-boosting properties.[iii] The pictures below show water kefir during the fermentation process (left) and the finished product (right).

 

Goodwolf Water Kefir

Goodwolf has created a line of probiotic, naturally sparkling water kefir beverages. The base for these beverages consists of the traditional ingredients of water and kefir crystals, which the company then ferments with organic mission figs, pink rock salt, and cane sugar. Each batch of water kefir is brewed in small batches in Portland, Oregon. Currently, Goodwolf's water kefir is bottled in 12-ounce cans, featuring labels with the company's uniquely colorful logo indicating specific flavors. The company also produces 2 liter bottles of water kefir.

Before enjoying, consumers are encouraged to tilt the can or bottle to mix the contents. Goodwolf water kefir is also meant to be kept refrigerated and have a shelf life of six months. Goodwolf currently offers its water kefir in


six different flavors, each of which is non-dairy and ranges from 30 to 35 calories with 7 to 9 grams of sugar per can. Currently available flavors include:



Hibiscus Bloom

A flowery combination of lavender, rose, and hibiscus

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, apple cider vinegar*, hibiscus*, lavender*, rose*, elderberry*, passionflower*. *Organic



Ginger Lemon

Cold-pressed with organic lemon and lime for a spicy, crisp flavor

Ingredients: aw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, apple cider vinegar*, fresh pressed ginger juice*, lime juice*. *Organic



Coconut Lime

Coconut and lime give this flavor a tropical feel

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), coconut water*, lime juice*, coconut extract*. *Organic. Contains: Coconut.



Turmeric Gold

Pineapple + turmeric + ginger = it just works, trust us

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, pineapple juice*, fresh pressed ginger juice*, Hawaiian turmeric*, apple cider vinegar*, black pepper*. *Organic





Tulsi Rose Lemon

Like an Arnold Palmer, except the "tea" part is Tulsi and Rose... making it a "Laura Palmer"

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*,fig*), lemon juice*, tulsi*, rose petal* *Organic



Habanero Fire

A fiery combination of habanero, cayenne, lemon and ginger

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, apple cider vinegar*, fresh pressed ginger juice*, cayenne pepper,* habanero pepper* *Organic





Additionally, Goodwolf bottles its six flavors in 2 liter bottles, which can be purchased on its website.



Use of Proceeds





The company anticipates capital allocations to the following categories:

Campaign Marketing

Funds allotted to campaign marketing include reimbursements for targeted ads on Instagram and other social media platforms.

General Marketing

Capital allocated to general marketing will help fund introductory promotional spend in new store location launches and in-store promotions and demos.

Research and Development

As the company continues to work on new products, it will use funds to cover the cost of raw ingredients and production. This includes a Goodwolf can line for direct-to-consumer (D2C) sales and a D2C supplement powder line.



Equipment Purchases

To help increase productivity, the company hopes to upgrade its bottling line equipment, which may include a 10-barrel (BBL) brite tank, a glycol chiller, and a can filler.

General Working Capital

The company plans to use funds allocated to general working capital to support the purchase of raw goods and supplies, as well as operating costs such as organic recertification.

New Account Warehouse Slotting

Goodwolf plans to use funds to expand to new distribution centers. The costs associated with expansion include slotting fees paid to the distributor to store the product, charged per SKU.

Intermediary Fees

This allocation includes fees related to launching the crowdfunding raise.

Product Roadmap

In 2021, Goodwolf released canned kefir, after switching from glass bottles. The company anticipates to meet other product roadmap milestones including launch a direct-to-consumer magnesium powder supplement mix.

Business Model

Currently, Goodwolf sells its products directly to distributors and retailers. The company produces each can of water kefir for roughly $1.00 and hopes to decrease production costs to $0.70 in 2021, selling each unit to distributors for $1.70 and to retailers for $2.20. Goodwolf's 2 liter bottles are sold direct-to-consumer at a price point of $40 for 2 bottles.

By percentage, the company sells roughly 90% of its units to distributors, with the remaining 10% going straight to retailers.

USER TRACTION

In 2019, Goodwolf competed in the Natural Products Expo East Pitch Slam, winning first place for the best pitch at the event. The expo, which had an attendance of over 29,000, featured over 1,550 brands.[iv] Additionally, the company was selected as a 2020 NEXTY Finalist in the Best New Organic Beverage category.





In 2019, the company sold over 11,000 cases to distributors and retailers. Currently, Goodwolf products are available in over 300 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio, among other states. To distribute its products, the company has formed relationships with the following distributors:

- United Natural Foods (UNFI) – largest publicly traded wholesale distributor delivering healthier food options to people throughout the U.S. and Canada. UNFI currently distributes over 250,000 products to 30,000 customers.[v]
- KeHE Distributors – Illinois-based company distributing over 70,000 products to over 12,000 customers, including 23 of the 50 largest national retailers.[vi]

 

The company's products are also sold online through a partnership Azure Standard, a web-based natural food distributor.

HISTORICAL FINANCIALS

From Q4 2017 to Q2 2021, Goodwolf has generated $512,885 in revenue. In Q1 2021 alone, the company generated $55,406, its highest quarter of revenue since inception. In 2020, the company generated revenue



totaling $126,010, a decline from 2019 in which the company generated $159,253 in revenue. Goodwolf's decline in revenue year-over-year in 2020 can be attributed to the adverse effects of the COVID-19 pandemic on retail sales. In 2020, Goodwolf achieved gross margins of ~36%.



From Q4 2017 to Q2 2021, Goodwolf has incurred expenses totaling $338,593. In 2020, Goodwolf incurred expenses totaling $123,465, which remained relatively flat from 2019. In Q3 2020, the company experienced its second-highest quarter of expenses, due primarily to increases in costs of goods sold, rent, and advertising expenses.



Goodwolf's expenses over the last two years can be broken down into the following categories:









From Q4 2017 to Q2 2021, the company has incurred a net loss of $98,166. In 2020, Goodwolf incurred a net loss of $73,379 after incurring a net loss of $17,543 in 2019. In the first quarter of 2021, Goodwolf had its most profitable quarter since inception, achieving a net income of $15,692. While the company has been profitable thus far in 2021, in 2020 the company averaged a monthly burn rate of roughly $5,800. As of June 2021, the company had $8,431 of cash on hand. Due to low cash on hand, the company's founder anticipates funding operations until the conclusion of the crowdfunding raise.


MicroVentures


Quarterly Net Income Since Inception

Goodwolf's line of water kefir beverages is based upon fermented water kefir grains. According to Technavio, the global fermented food and beverage industry is projected to grow over $340 billion during the forecast period of 2018 to 2022. The research firm estimates that the sector will grow at a compounded annual growth rate (CAGR) of almost 6% over the five-year period. Technavio notes that the introduction of new products will continue to drive the fermented food and drinks market. The demand for cultured dairy products is rising globally, led by new product development, improved taste and versatility, and high marketing support. This will propel the overall fermented food and drinks market size. Also, several vendors have launched, or are planning to launch, new variants of yogurt, cream cheese, kombucha, beer, kefir, and cottage cheese, during the forecast period. These new product launches will further boost the fermented food and drinks market growth.[vii]

Goodwolf also competes more narrowly within the kefir industry. Market Research Future estimates that the global kefir market will reach $2.89 billion by the end of 2024, growing at a CAGR of 6.07% between 2019 and 2024. The kefir market in North America is expected to dominate the global market due to the increased awareness about the health benefits offered by kefir among consumers. Additionally, the high disposable income in the region is anticipated to boost the growth of the market. The Asia-Pacific segment is projected to register the highest CAGR in the global kefir market due to increasing disposable income. Moreover, the changing lifestyle and food habits of the consumers in the region are anticipated to foster industry growth. The global kefir market among the rest of the world is expected to grow at a steady rate due to growing awareness regarding the benefits of probiotic food products among consumers in many South American countries such as Argentina and Brazil.[viii]

Consumers may also seek out fermented foods as a way to introduce more probiotics to their diet. According to Hartman Group, 39% of consumers are adding more probiotics to their diets. Increasing awareness of the link between gut health and overall health may also drive demand for fermented options. Digestive health now ranks third among the most sought-after benefits from foods and drinks—just ahead of heart health, according to the International Food Information Council's 2019 Health & Nutrition Survey. Further, 58% of consumers linked the microbiome to weight management, 57% associated it with energy levels, and 56% made a connection to mental well-being, according to the HealthFocus 2019 U.S. Consumer Trends Survey.[ix]


It appears that restaurants are looking to capitalize on the projected growth of the fermented food and beverage industry. According to Datassential's *MenuTrends*, the term "fermented" grew 46% on U.S. restaurant menus over the four year period ending in 2019; kombucha was up 226%; kefir, +101%; kimchi, +92%; and pickled, +55%.[x]

In 2020, beverage companies received $2.68 billion of venture capital investment across 649 deals. The industry saw a record year in 2018, in which $2.93 billion was received across 766 deals, both 11-year highs. Since 2010, the industry has accounted for $14.13 billion of investment across 5,210 deals. Other notable industry information over the last 11 years includes:[xi]

- Median deal size of $920,000 in 2020, an 11-year high
- Median pre-money valuation of $8.00 million in 2020, a 48.4% increase from 2019
- Has eclipsed $1 billion in venture funding in each of the last six years



Source: PitchBook Data, Inc.

COMPETITORS



The Water Kefir People: Founded in 2014, The Water Kefir People is an Oregon-based provider of bottled water kefir. The company began at a small farmer's market in Hawaii, eventually moving production to the Pacific Northwest. The company offers four different water kefir flavors: lavender blueberry, turmeric ginger black peppercorn, strawberry hibiscus, and dragonfruit mojito. Each of the company's products is organic, gluten-free, dairy-free, and added sugar-free.[xii] Currently, The Water Kefir People's products are available in roughly 50 locations across California, Oregon, Washington, and Idaho.[xiii]




Driftwest Water Kefir: Started in 2016, Driftwest Water Kefir is a Portland, Oregon, company producing canned water kefir. Driftwest Water Kefir is currently available in four flavors: grapefruit tangerine, cranberry grape raspberry, guava mango passionfruit, and blueberry yuzu. Depending on the flavor, 12-ounce cans range from 40 to 45 calories. Driftwest's products are naturally vegan, as well as gluten, dairy, and caffeine-free. Currently, the company's water kefir products are available in roughly 40 locations across Oregon and Washington.[xiv]



Lifeway Foods (NASDAQ: LWAY): Founded in 1986, Lifeway Foods is an Illinois-based health food company selling an array of kefir products. Lifeway offers consumers several milk kefir products, including low fat, nonfat, seasonal, traditional, organic, and plant-based vegan options. The company also offers frozen kefir, cheese, and supplements, as well as kefir products for kids. In 2020, the company recorded net sales of $102 million for an increase of $8.4 million or 8.9% versus the prior year. The company reported a net income of $3.2 million in 2020 compared to a net income of $500,000 in 2019.[xv]



KeVita: Founded in 2009 by an organic winemaker and a holistic nutritionist, KeVita is a California-based producer of probiotic beverages. Currently, KeVita offers three main product lines: sparkling probiotic drinks, Master Brew Kombucha, and apple cider vinegar tonics. KeVita's sparkling probiotic drinks are fermented with the company's water kefir culture and are currently available in 10 flavors.[xvi] Every KeVita product is non-GMO verified, kosher, and dairy-free. In November 2016, KeVita was acquired by PepsiCo for an undisclosed sum. Per the terms of the acquisition, KeVita continues to operate independently with its production and bottling facilities in California.[xvii]

EXECUTIVE TEAM



Keenan Smith, Founder and CEO: Keenan Smith founded Goodwolf in October 2016 and currently serves as the company's CEO. When Smith founded Goodwolf, he had already been in the natural products space for almost two decades. His experience includes working as a broker, helping to launch and build brands. He also worked as a sales manager, both regionally and nationally, handling planning and presentations for retailers. These experiences helped Smith develop a 360-degree view of the industry, working with distributors and retailers while gaining knowledge of how to execute at shelf. Smith currently resides in Portland, Oregon, along with his wife Nicole and their two daughters Atalaya and Sequoia.

PAST FINANCING

Round	Date	Security	Amount	Valuation Cap	Interest Rate	Discount
Friends and Family	Dec. 2018 – May 2021	Convertible Note	$119,400	$1,000,000	5%	15%
Crowdfunding	June 2020	Crowd Note	$56,921	$1,000,000	N/A	20%



Security Type: Crowd Note
Round Size: Min: $25,000 Max: $194,000
Discount Rate: 20%
Valuation Cap: $900,000 or $1,000,000
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $900,000 or $1,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

New Hope Network: Goodwolf awarded Pitch Slam win at Expo East 2019
Williamette Week: A Guide to Kombucha-Adjacent Beverages
BevNet: Review: Goodwolf Water Kefir Gets a New Look
FoodBusinessNews: Emerging trends and innovations at Natural Products Expo East

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,



- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6567126/

[ii] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented

[iii] https://www.healthline.com/nutrition/water-kefir#dairy-free-and-vegan

[iv] https://www.expoeast.com/content/dam/Informa/npe-west/npe-fresh-ideas/en/pdf/EE19_PostShowPressRelease.pdf

[v] https://ir.unfi.com/home/default.aspx

[vi] https://www.kehe.com/wp-content/uploads/2018/09/Company-Overview-Updated-9-13-18.pdf

[vii] https://www.technavio.com/report/global-fermented-food-amp-drinks-market-analysis-share-2018

[viii] https://www.marketresearchfuture.com/reports/kefir-market-4367

[ix] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented



[x] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented

[xi] Pitchbook Data, as of April 6th, 2021

[xii] https://www.thewaterkefirpeople.com/ourwaterkefir

[xiii] https://www.thewaterkefirpeople.com/stockists

[xiv] https://driftwestkefir.com/

[xv] https://lifewaykefir.com/wp-content/uploads/Lifeway-4Q20-Earnings-Release.pdf

[xvi] https://www.kevita.com/products/sparkling-probiotic-drink/

[xvii] https://www.pepsico.com/news/press-release/pepsico-announces-definitive-agreement-to-acquire-kevita-a-leader-in-fermented-p11222016

EXHIBIT C
Subscription Agreement

Subscription Agreement

Goodwolf Feeding Company
7715 NE 33rd Drive, Suite D
Portland, Oregon, 97211

Ladies and Gentlemen:

The undersigned understands that Goodwolf Feeding Company, a corporation organized under the laws of Oregon (the "Company"), is offering up to $194,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A dated September 29, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on January 10, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Oregon, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to

perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The

undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this

Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Goodwolf Feeding Co. 7715 NE 33rd Drive, Suite D Portland, Oregon, 97211 Attention: Joseph Keenan Smith
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Goodwolf Feeding Company
By_____ Name: Title:

EXHIBIT D
Crowd Notes

Goodwolf Feeding Company

CROWD NOTE

FOR VALUE RECEIVED, Goodwolf Feeding Company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1,000,000.

The "**Discount**" is 20%.

The "**Offering Deadline**" is January 10, 2022

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $194,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of

amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

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proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Goodwolf Feeding Company

CROWD NOTE

FOR VALUE RECEIVED, Goodwolf Feeding Company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $900,000.

The "**Discount**" is 20%.

The "**Offering Deadline**" is January 10, 2022.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $194,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

    B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of

amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

   g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Pitch Deck



GOODWOLF
PROBIOTIC TONIC





Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

UNIQUE & INNOVATIVE





Goodwolf is a refreshing take on sparkling probiotic tonics.

We ferment LIVING WATER KEFIR CRYSTALS in small batches and flavor with 100% organic cold-pressed juice.

It's like kombucha, but less sour, which we believe makes it approachable to a broader demographic.

The result is a low-calorie, low-sugar beverage that's good for your gut and delicious too!

35 calories or less per bottle!



GET INTO THE

BUBBLES BUSINESS

Goodwolf Water Kefir is a functional bridge between two fast-growing categories; kombucha and sparkling water.

$1.67 Billion
Global Kombucha Market 2019

$5.45 Billion
Projected Global Kombucha Market 2025

$29.71 Billion
Global Sparkling Water Markret 2020 [1]

$59.7 Billion
Projected Global Sparkling Water Market 2027

[1] https://www.grandviewresearch.com/industry-analysis/sparkling-water-market

WOLF GANG



Keenan Smith
CEO

Founder with two decades of experience in the natural products industry. Keenan was Senior Territory Manager for Yin Yang Naturals in the Pacific Northwest. He also worked as a western regional and national sales manager for many successful brands.

Keenan loves running and listening to podcasts. He is married with two daughters, Atalaya and Sequoia.



Zach DeAngelo – Advisor
RODEO CPG

Zach is a career entrepreneur who has co-founded successful CPG brands and worked as Vice President, CEO, COO, and Director of Sales in the natural products industry.

Zach holds a BS in Business at the University of Richmond and an MBA with honors at Babson College.



Jeremiah " JJ" Needham
Operations Manager

JJ has over 20 years of working experience in the restaurant industry at the Executive Chef level. He has brought his experience from professional kitchen management to the beverage industry. His knack for flavors and management skills are a natural fit at Goodwolf.



Wes Crain – Advisor
RODEO Ventures

Wes is an industry-leading brand builder. Most recently, Wes was a co-owner and Chief Revenue Officer at Navitas Naturals, growing the company to over $50MM in sales and on to a successful partnership with a leading private equity firm. Wes has over 20 years in the natural consumer space.



Nicole Suttner
Accounting
Distributor & Retailer Management



Mika Rane
Design & Marketing Genius



Shara Barkovich
Investor/Advisor
Senior Partnership Mgr, AWS
Amazon



Andrew Chae
Investor/Advisor
Yin Yang Naturals

DISTRO & RETAIL PARTNERS

JUST TO NAME A FEW



DISTRIBUTES GOODWOLF
TO CA, OR, WA, AK, MT, ID, AZ, UT



DISTRIBUTES GOODWOLF
TO CA, OR, WA, AK, MT, ID, AZ, UT, NY, NJ, CT, ME, PA, TX, LA

AZURE
Standard of Healthy & Abundant Living



























GOODWOLF IN THE WILD















HOW WE'RE DOING

We have two main channels: Retail (grocery stores) and Alt channel (coffee shop, corporate accounts, cafe's, among others).



2019 Sales - $159,000
2020 Sales - $125,000
2021 Run Rate

- With the recent drop in our alt channel sales, we've learned to adapt to the recent challenges of COVID to focus on our increasing retail market share.
- We essentially lost $70,000 in alt channel sales but almost doubled our retail doors to make up for it.
- Most of our new retail doors opened in late 2020 during a pandemic making for an unenviable launch in most stores...Whole Foods, for example, launched in late August and we're just now getting our first promo in December.
- Once things open back up, we are confident that we will pick up all that alt biz plus more.



2021 PRODUCT ROADMAP

- **Goodwolf Cans for Direct-to-Consumer shipping (already launched)**



- **GOODCALM Magnesium & Hemp Peace Drink mix – Direct to Consumer, Anticipated High-margin**



GOODCALM IS THE ORIGINAL PEACE DRINK FOR YOUR DAILY REST & RECOVERY RITUAL. A SELF-HUG IN YOUR MUG.

MIX 1/4 TEASPOON IN A CUP OF HOT WATER AND STIR.

DUE TO THE MILD CALMING EFFECT, WE RECOMMEND NOT DRIVING A MOTOR VEHICLE, OPERATING HEAVY EQUIPMENT OR INTERDIMENSIONAL SPACE CRAFT.

you deserve peace.
save yourself and save the world.
calm down. in-joy.

GOOD CALM
magnesium & hemp
peace drink

Supplement Facts

Serving Size 0.66 Gram 1/4 Teaspoon
Servings Per Container 60

Amount per Serving		% Daily Value
Magnesium (Magnesium Carbonate, Magnesium Citrate, Magnesium Gluconate)	200 mg	62%
L-Theanine	110 mg	*
Cannabidiol (CBD) (Broad Spectrum Hemp Extract)	10 mg	*

*Daily Value not established.

Other Ingredients: Monk Fruit, Citric Acid, Organic Beet Powder, Organic Pink Lemonade Flavor Extract

GOODCALM
BY GOODWOLF
GOODWOLF FEEDING CO
7215 NE 33RD LINE SUITE D
PORTLAND OR 97211
WWW.DRINKGOODWOLF.COM

CASE STUDY

good eggs

4 cases per sku per week!

Kombucha & Tonics



Goodwolf Water Kefir
Turmeric Pineapple Water Kefir

$0.29 / fl oz   12 fl oz 3.49



Goodwolf Water Kefir
Hibiscus Bloom Water Kefir

$0.29 / fl oz   12 fl oz 3.49



Goodwolf Water Kefir
Ginger Lemon Water Kefir

$0.29 / fl oz   12 fl oz 3.49



Goodwolf Water Kefir
Coconut Lime Water Kefir

$0.29 / fl oz   12 fl oz 3.49

Goodwolf launched into Good Eggs, an online grocer servicing the Bay Area, in June 2020. Between June 1 and August 31 Good Eggs sold over 1,000 units of GoodWolf. That is almost 4 cases per SKU per week.

USE OF FUNDS



5%

4%

28%

23%

38%

2%

■ Intermediary Fees
■ General Marketing
■ Equipment Purchases

■ Campaign marketing expenses or related reimbursement
■ Research and Development
■ General Working Capital




Feed the Good Wolf!

Thank you.

Goodwolf Feeding Co.
www.drinkgoodwolf.com
Instagram: @drinkgoodwolf



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Hi, I'm Keenan. I'm the creator of Goodwolf, a probiotic sparkling beverage company based in Portland, Oregon. I've been in the natural foods industry for two decades, working as a broker and sales manager. I spent years working with distributors and retailers, building relationships and helping to launch and grow some really great brands. But eventually I decided that I wanted to put my time and energy into my own creation, and Goodwolf was born.

Goodwolf is a water kefir drink, similar to kombucha but generally less sour, almost like a bridge between kombucha and sparkling water. We traditionally ferment live kefir crystals and flavor them with organic cold-pressed juice and the result is a really tasty drink that's incredibly healthy and refreshing.

Water kefir contains pre-biotics and probiotics that are great for immune health, gut health and even mental health.

Last year we moved into our own microbrewery space, purchased new brewing and bottling equipment, and refreshed our branding. This year we signed on with two of the largest natural products distributors, KeHE and UNFI. Back in 2019, we won the Expo East Pitch Slam. This past summer we were finalists for the Nexty Awards (considered the Grammys for natural foods) and I had the privilege of speaking at a few key events at the Spark Change Summit, our industry's largest annual conference[1]. All of this is to say, we have some momentum right now!

Prior to Covid, 30 – 40% of our business was coffee shops, restaurants and corporate accounts like Nike and Airbnb. Like a lot of companies, we've had to adapt, putting most of this on hold to focus now more than ever on retail business. Over the past few months, we've expanded outside of our home region and are now available from Portland to LA and at points across America all the way east to New York.

We ran our first successful crowdfunding raise through MicroVentures in early 2020 and were able to use those funds to expand our distribution into these new regions, upgrade our facility, and continue growing. Now that we've established Goodwolf as a brand with staying power, we need your help to continue our expansion and build on this growth.

We launched into Whole Foods regionally in September of this year and we're under review for a Global launch in 2021. The grocery industry is thriving, and people are looking for healthy and immune supporting foods now more than ever!

We currently have 6 unique and on-trend flavors,

Hibiscus Bloom which is a very rich and floral blend of organic hibiscus, rose, lavender, elderberry and passionflower.
Ginger Lemon which is our healthy response to a ginger ale soda. Works great as a mixer in cocktails or mocktails.
Turmeric Gold, a bright, golden brew of organic ginger, turmeric, lemon and black pepper.
Coconut Lime, a tropical cult classic!

Habanero Fire which combines ginger, lemon and apple cider vinegar with just the right amount of spice and roundness from habanero and cayenne.

And our newest flavor, Tulsi Rose, which is a light and refreshing caffeine-free tea and lemonade blend. Like an Arnold Palmer but less calories plus functional probiotics.

These are all low calorie, low sugar[2] drinks that make an excellent alternative to soda and are perfect for the current low/no alcohol craze[3].

Our larger goal is building an open-ended lifestyle brand, Goodwolf Feeding Company, which leaves us open for the possibility of multiple line extensions in various categories as our company evolves. One such innovation we're exploring is small mobile canning runs of our product to make it easier to ship direct-to-consumer. We're also researching a pivot into kids' immune and wellness drinks, like Goodwolf for the wolf pups. 😊

In addition to the canned lines, we're in the R&D process of a powdered supplement line that is geared toward stress and relaxation, something we can all use more of these days. This product fits nicely in our existing line up and aligns with our mission to feed the good wolf inside. It's very exciting with an estimated 60-80% profit margin, the ability to ship easily and we believe it would favorably position us ahead of an anticipated trend in magnesium supplementation[45678].

With your support and our industry experience, we are preparing for what we believe will be quick and strategic growth in 2021 and beyond. Thank you and Feed the Goodwolf!

Sources:

1. https://www.newhope.com/spark-change/announcing-2020-spark-change-nexty-awards-finalists/gallery?slide=2
2. https://www.fsis.usda.gov/wps/wcm/connect/f4af7c74-2b9f-4484-bb16-fd8f9820012d/Labeling_Requirements_Guide.pdf?MOD=AJPERES
3. https://www.beveragedaily.com/News/Promotional-Features/Low-and-no-the-hottest-trend-in-beverages#:~:text=Across%20the%20globe%2C%20alcohol%20consumption,and%20no%20category%20even%20further.
4. https://www.shape.com/lifestyle/mind-and-body/ashley-graham-natural-vitality-calm-anti-stress-drink
5. https://www.popsugar.com/fitness/does-magnesium-help-with-period-cramps-48108070
6. https://www.eatthis.com/news-americans-deficient-this-mineral/
7. https://www.dailymail.co.uk/femail/article-9166319/Sleep-expert-Olivia-Arezzolo-reveals-simple-trick-getting-extra-hour-sleep-night.html
8. https://www.pharmacytimes.com/news/study-half-of-all-americans-are-magnesium-deficient

EXHIBIT G
Webinar Transcript

Brett Andrews:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today and listening into this webinar. Today, we're going to be hearing from Goodwolf, the makers of a line of organic water kefir beverages based out of Portland, Oregon. We're joined by their founder and CEO, Keenan Smith. Keenan founded Goodwolf in October 2016, and currently serves as the company CEO. When Keenan founded Goodwolf, he had already been in the natural product space for almost two decades. His experience includes working as a broker, helping to launch and build brands. He also worked as a sales manager, both regionally and nationally, handling planning and presentations for retailers. These experiences helped him develop a 360 degree view of the industry working with distributors and retailers while gaining knowledge of how to execute at the shelf. Keenan currently resides in Portland, Oregon, along with his wife and two daughters. How are you doing today, Keenan?
Keenan Smith:	I'm doing great, Brett. Thank you. How about you?
Brett Andrews:	I'm doing great. I appreciate it. Yeah, to see you on beautiful Friday. So I appreciate you taking some time here. Just real quick before we kind of get into it for folks listening wanted to sort of set expectations here. So what we're going to do today is, Keenan's going to spend about 10 or 15 minutes just going through his pitch deck. Hopefully you can see that intro slide with his beautiful Goodwolf cans on them.
Brett Andrews:	And he's going to give us a little, really more of an update than anything. Probably introduction for those of you who aren't familiar with Goodwolf. If you aren't, this is actually the second time we've worked with Keenan, really excited to be working with him again. And yeah, excited to just kind of hear more about the business. And the idea here is just to share more with prospective investors and let you kind of hear from him. And then when he's done with that presentation, he's going to kick it over to me. And we're going to go into a little bit of Q&A and kind of get conversational with it. So with that Keenan, I'll let you take it away and introduce everyone to Goodwolf.
Keenan Smith:	Great. Thank you so much. So, yeah. Thanks, Brett. As Brett said, my name is Keenan. I do live here in beautiful sunny Portland, Oregon. That's a joke. And we make Goodwolf probiotic tonic. It's a sparkling probiotic drink similar to kombucha, but kind of less sour, less vinegar-y. None of that floaty stuff. We like to think of it as about a bridge between kombucha and sparkling water. We currently have these six SKUs. We have the hibiscus rose, the habanero fire, turmeric gold, ginger lemon, coconut lime, and tulsi rose. These are all 100% certified organic. We use 100% cold pressed juice. So these are raw and living, cold chain, usually placed in the kombucha case at most grocers and I'm just going to scroll down now.
Keenan Smith:	So what makes Goodwolf special? Is a unique and innovative spin on a product that does really well, the kombucha set, which kind of hasn't had any new innovation in a while. And so we're creating these probiotic, sparkling tonics made by fermenting living water kefir crystals. So this is different than

kombucha in the fact that it uses a SCOBY. Some of the listeners may know the kind of flat looking pancake fermentation SCOBY. Ours are these beautiful, little, clear kefir crystals. It's almost like a probiotic sparkling water. We basically, rather than feeding a tea, which has caffeine, which is how kombucha makes their products. We actually ferment with these kefir crystals and just pure organic cane sugar. And so that makes a probiotic sparkling water that we then flavor with 100% cold pressed juice. The result like it says here is a low calorie, low sugar beverage that's good for your gut and delicious too. 35 calories or less per bottle, certified organic, really good stuff.

Keenan Smith: Get into the bubble business. So Goodwolf is, we are at the cutting edge of this really big category. Global kombucha market in 2019 was $1.6 billion. The sparkling water market was $30 billion. Projected global kombucha sales are $5.5 billion. It's a big category. There are some big players and we are small in terms of that, but lots of room to grow. And that's why we're really excited.

Keenan Smith: Here is our team. There is a picture of me on a happy sunny day in Portland. This is JJ, next to me. He is our operations manager. He's a chef by training and just all around great human. Nicole, who's actually my wife is also our accounting and distributor and retail manager. We have a designer. We have a couple of advisors who have been in the space for a while. Wes Crain here helped to take Revive Kombucha into their big exit. And Zach DeAngelo has been in the industry, had many brands himself and he helps brands now. Shara is an investor and advisor. Andrew Chae our broker. This is the Wolf gang. We hope to add you to the Wolf gang.

Keenan Smith: These are our partners. So UNFI and KeHE for those who are listening, who don't know, those are the two largest natural distributors nationally. So those are our two large ones. And then Azure Standard is actually a website-based, almost like an Amazon for buying natural food and products. And they deliver to points all across the country. We're in some great retailers. We're in Whole Foods, Mother's, Lassens, Erewhon, Good Eggs, New Seasons Market, you can see them here. You can find the full list on our website by the way. And locate stores near you, if you'd like to check those out.

Keenan Smith: Here's some shots of Goodwolf in the wild. Please note, these are the bottles. I'll just take a brief moment to explain this. The price of glass has gone through the roof and availability is very limited. And so we've made the decision to switch to cans. So we're in the process of migrating everything to the aluminum can. There's a few pluses to this. Our net case weight went from a six count case, used to be 8.4 pounds. It is now five pounds. So 40% difference there. That's not just good for us and good for the bottom line in terms of shipping, but also good for the planet in terms of sustainability, using less fuel to ship them, obviously. And then also the product is more portable. It's easier to recycle and all of that. And there's a precedent set but a lot of other brands that are making this move, by the way.

Keenan Smith: How we're doing. So 2019, we did about 160, that's $160,000. 2020, we dipped. Why did we dip? COVID. I'm not going to go into that too much, but there were... We took hits like a lot of people, but we've stayed in the game. And we lost some of our key accounts. Airbnb corporate office moved out of Portland. That was a bummer. We used to sell them a lot of kegs. But what we did is we doubled down on retail doors. We did double our retail doors during 2020. And so this year, you can see the run rate there, we are doing good. We're on the mend and things are looking up, especially since we did the pivot to more retail doors and got out of more of the sort of corporate, on-campus stuff. Hoping that comes back. And if it does, that's just obviously gravy there.

Keenan Smith: Our 2021 product roadmap. Again, we launched the cans. We are working right now on R&D on a product called Goodcalm, which will also help to insulate us from the fluctuating retail space of people, stores closing, limited capacity. That sort of thing. It's hard to have product discovery when people are shopping online, but this one is going to be online ads, online direct to consumer, and also kind of fits in with our company's motto of helping to feed the good wolf inside you, making the right choices, healthy living immune system, all that good healthy stuff.

Keenan Smith: Here's a case study. This is Good Eggs in the San Francisco Bay Area. We launched with Good Eggs in June 2020. And between June 1st and August 31st, we sold over a thousand units. So, that's almost four cases of Goodwolf per SKU per week. And we get people tagging us all the time. In the San Francisco Bay Area, we've gotten a lot of great feedback from them and that's good movement, good velocity out of Good Eggs.

Keenan Smith: What are we going to do with the funds? Well, here's a quick pie chart. See the way I said that, you could tell I'm hungry. We have not had lunch here in Portland yet. So this is the pie chart here and has the full breakdown. We need a couple of pieces of equipment. There's some general marketing. What that basically means is running 15% off invoice deals with our distributor so that the retailers will put the product on sale for the month. And sometimes that also includes ad fees. Then there's also slotting fees. You're going to get into a new door, you need to pay the retailer. So we're looking at some larger chains, but in order to get into those larger chains, we would need slotting fees, funding to make that work.

Keenan Smith: And yeah, that's it. Just a quick note on the name. The company name is Goodwolf Feeding Company, and that comes from the story. And I'll be quick about this, Brett. I just want everyone to know, that comes from the story of the two wolves inside each person. There's a good wolf, which represents love, peace, compassion, empathy, making good healthy choices for what you eat and drink and exercise, etc. And the bad wolf, which is fear, pain, frustration, anger, making bad choices. Did you grab a soda? Could you grab a Goodwolf or water? You going to lay on the couch and watch TV, which is, that's fine. But could you be working out, could you do something good for yourself?

Keenan Smith:	So the idea is the two wolves battle it out. Only one can win. Which one wins? The one you feed. And so that's why we are the Goodwolf Feeding Company and our flagship product here, Goodwolf water kefir, Goodwolf probiotic tonic. And that is it. Thanks. Thanks for tuning in.
Brett Andrews:	Great, thanks Keenan. I really appreciate that. And I love the story. I'm happy that you shared that piece. I always have found that really cool, just origin story of the business. But speaking of origin stories, I know we had one of these last time when we worked with you. I don't think I ever really got in into this, but I was sort of curious. I went through your bio and your background and you've obviously worked in the CPG and natural product space for a long time. I was curious, I guess, how did you get into this particular business? What drove you to water kefir? I guess in specific. And I guess maybe just the origin story of Goodwill and itself outside of the really cool name.
Keenan Smith:	Yeah. So, I apologize if this is noisy, we are having a production day here at the warehouse. So, that's a good thing. That means we're busy, but it does mean that there's some background noise. I apologize.
Brett Andrews:	No problem at all. No problem at all.
Keenan Smith:	So yeah, Goodwolf started. I was a natural food broker. I was working for other brands basically, and would drive these brand sales, we would get them into retailers, push the brand, push the brand, other people's companies and we'd see them do well. And we'd sort of lift them up out of the water. And once they got above the water, they would fly off and there they go. And I saw some successful exits. I saw a lot of brands doing well. And then I saw in the space what was needed.
Keenan Smith:	There was a lot of kombucha brands, but no one was really making a water kefir. Other than another brand Kavita, which is a brand that Pepsi acquired. They were doing it, but we thought, small batch. Let's do it without adding any additional probiotic powders, which is what a lot of brands do, they pasteurize. So we said, let's start fermenting this traditionally and see how it goes. And so we started with two SKUs, and that's how it happened. We just saw that the market needed a sort of top shelf premium, small batch, truly fermented raw probiotic water kefir drink.
Brett Andrews:	That's great. That's a good background. It's funny when we first spoke, I was familiar with kombucha. I hadn't heard of water Kefir really until I met you. You got some, done a really good job manufacturing this. So speaking of manufacturing, that was sort of where I wanted to go next. For the folks out there who may not really know maybe much about just the beverage industry in general, but more specifically, a product like water kefir or kombucha where you're dealing with cultures. Could you share maybe a little bit about how that process works and maybe add in, are you guys doing this in house? Is it outsourced to a co-packer?

Keenan Smith:	Sure. So the way it works is we have a 2000 square foot warehouse, which is not huge, but it's plenty for how we operate. And what we do is, we have big fermentation vessels. We take the kefir culture and we put it in a tank and we add the sugar water and the filtered water, the diluted organic cane sugar, and the filtered water, and it ferments for three days. And then we put that into our big tanks, our big brite tanks and brite tanks. In the case of some of our SKUs that are like the coconut lime or the ginger lemon, we're just adding cold pressed, raw juice that we buy from a third party. But again, it's all certified organic helping with the regenerative agriculture piece, which we're proud of and non GMO, all that good stuff.
Keenan Smith:	But on the tea ones like the picture we see here, the hibiscus bloom, we're making a tea slurry. Basically take an organic hibiscus, organic rose, lavender, passion flour, elderberry and steeping that, and then adding that to the mix. We then force carbonate this product because we want to keep the alcohol level low. So we're not doing like a bottle condition in order to build up the carbonation. We do force carbonate it to keep those controls in place. And then once it has had a chance to carbonate, we actually bring in, so now with the new process, we were hand bottling these hand, capping them. I mean, real, very artisanal. But not a great use of time and not very efficient, to be honest.
Keenan Smith:	And so now with this new canning line, we actually just schedule our mobile canner, which we use Craft Canning out here. They bring their mobile canning line, back it up to our dock. They bring it right into the warehouse, run their line into our tank. And what used to take us about 10 days to create a certain amount of product, we can do now in six hours. We actually just did it this morning. So I'm at the end of the shift. Now, here we are at noon here in Portland. And we got started at about 7:00 A.M. and we just got through what is going to essentially be about two to three weeks' worth of product just in this morning. So it's highly efficient, lots of room to scale up, lots of room. And yeah, that's the product. The machine is great. The machine comes in, we used to hand label, hand apply to caps. This machine fills the cans, seals the lid, rinses it, labels it, and then it comes right off and we put it in the box and it's ready to go. It's amazing.
Brett Andrews:	Yeah. Automation these days, right.
Keenan Smith:	I'm pretty sure it's been around for a while.
Brett Andrews:	It's like getting, the first time you get a smartphone and you're like, wow, I can't believe I've been in life without this. It's like that, but for your business. I did want to talk a little bit about the... I'm sorry, were you going to say something?
Keenan Smith:	No, that's it.
Brett Andrews:	Yeah. I did want to talk a little bit actually about the canning because, that's obviously a new development and it sounds really exciting. And I think it makes

sense for a lot of the reasons that you touched on the presentation. Obviously shipping costs, I can imagine or just would go down quite a bit. A lot of things that you're going to be able to do. How does that affect retail price or is there an effect at all? I don't know if I caught this, but is the unit volume the same and then you to kind of understand the unit economic change.

Keenan Smith: Sure. So everything stayed the same, the unit volume, the ingredients. The only thing that changed was the vessel and the production method. But what we've seen is, so we are what's called FOB, freight on board. Our distributors are picking Goodwolf up here at our warehouse and taking it to their warehouse. And so just at the beginning of this year, Q1, we saw huge increases and I don't know the exact amount, but brands, a lot of pricing went up. Brands had to renegotiate just due to freight charges and a lot of variables, the economy. And so the good thing is we went into the can, it lowered our freight cost. What we saw was that, although it didn't lower our retail price, we're still in the range of like around $2.99, 3 bucks. We didn't go up. Whereas, a lot of brands went up. So, that's the good thing.

Keenan Smith: So we were able to hold the line on the pricing. And so that's kind of how it worked in our favor. And then of course the efficiencies on the production, the total overall cost of goods went down. And it will continue to go down as we scale, just with the efficiencies, it's just obvious.

Brett Andrews: Yeah. Got it. So yeah, it helps the unit economics on a profit basis. It sounds like. So that's super encouraging. And I wanted to also kind of touch on and turn this into a question, I'll try, about kind of where you're available. So obviously people can go to your website and they can go see the store finder. And when you go on there, one of the things that may surprise people is how much coverage that you have from a geographical perspective. I talk to a lot of CPG companies who are maybe based, let's say based up in the Northwest and that's really the only place that their product is available. If this map is correct, that I'm looking at on the site, it looks like there's a lot of regions that you're available in the US. I guess, can you talk a little bit about that strategy and how you're able to have such a far reach?

Keenan Smith: Yeah. So, having these national distributors has helped with that and we've done some new ad programs, they call them, the new ad KeHE program where you can open up a DC and offer them 50% for the first month or so. And so we've been able to open up some great accounts that way. However, it's not our intention now to continue that vast sort of expansion. We are digging in and want to drive velocities at the accounts that we're at and that we're doing really well at. So it's sort of like, you put it out there, you see where it does well, and then where you see, you can get some traction. We're kind of digging in to those retailers primarily along the West Coast right now.

Keenan Smith: So we do have, distribution out to New York, New Jersey, we're in a great 38 store chain—Kings, Balducci's out in New York and now one does well. But it's really not our intention right now to just dig a thousand, one-inch holes. We are

really trying to… the holes that we've already dug, we want to just keep digging them deeper and deeper and deeper, get the velocity going and really build the cult base around Goodwolf.

Brett Andrews: Yeah. I can see that that makes sense. Especially as an early stage company and you're somewhat resource constrained. And so trying to kind of double down on what's working. Yeah. I mean, that makes a lot of sense. And then I wanted to touch, I only got a couple more questions for you here, but I wanted to touch a little on. So you mentioned, 2019 verse 2020. Obviously, I think 2020 it was a challenging year for all of us on a number of different factors. Both business, health, what have you. I mean, it was a tough year. I think a silver lining from when you showed the financials is, and you mentioned this, the retail stores still grew. You saw growth in sales there, which is super encouraging.

Brett Andrews: I wanted to, maybe you mentioned this and I missed it, but I wanted to ask a little bit about what those old channels were. I think you said they were sort of like office or food service and just kind of your view on whether or not, I guess, how critical those are to the long term impact of the top line. And then what you foresee, I know none of us have a crystal ball, and this is obviously lasted a lot longer than any of us expected in the first place, but just sort of curious how you view that at.

Keenan Smith: Yeah. So some of them, like I gave the example of Airbnb. So Airbnb, not their total corporate headquarters, which I assume is in San Francisco area. They had a satellite office here, nice little building and we would sell them kegs. So we offer the cans, the bottles, but then we also have five gallon kegs, like any beverage company, like you would get a beer keg or whatnot, and a lot of office buildings. We work, those kind of places. We'll put these in there, like corporate headquarters will. And this is something we self-distribute for the most part. We do have a small network of DSDs that'll deliver some kegs here or there.

Keenan Smith: But the nice thing about the keg business is and was that it's a higher margin, much higher margin. You're taking that five gallons of liquid and you're putting into one reusable vessel versus the cost of all the materials on the packaging labels and all the stuff. So definitely the keg business was a hit because even when you made less money, you made a higher margin. You were more profitable. So, that's unfortunate. I don't know, a lot of these places are, I assume are saying, y'all can work from home. This is actually good for us. Why don't you just keep working there? So, hopefully some of them will reopened, but we...

Keenan Smith: And then the other ones were coffee shops. And we saw a lot of those, I think we had a harder sort of lockdown out west here than a lot of places and we're primarily out west. And so you had coffee shops closed down and that sort of thing. So that's why we doubled down on the retail doors because grocery stores stayed in business. Although, discovery was hard during the lockdowns. You had one, like in my house, we had one family member going and doing the

shopping. And that was usually me. And you're not out really perusing the arrows on the floor, telling you, keep it moving and that kind of stuff.

Keenan Smith: So what we did though, and the way that we... So let me just say this, if anyone's still listening to this, when this goes live, if you made it this far, let me tell you this one thing. This is just going to come from a true place. We ran no promotions in 2020. We couldn't afford to. We couldn't afford to run promotions while scaling. We just needed to keep our shirt on. It's amazing to me. And it is the coming from being a broker and being a salesperson that Goodwolf stayed on all these shelves. We did not get discontinued from any retailers, even though they usually require you to do quarterly promotions, run ads, we held strong.

Keenan Smith: So we were just steady. It's not a hockey stick, but we didn't run any promo... We didn't throw any money at it. I know of another beverage brand that's going to do $50 million this year, coffee company. Ready to drink coffee. They're going to spend $60 million to do the $50 million. We can't afford to do that. As you said, we're resource constricted. It's a polite way of putting it. But yeah, we are... So, yeah, so I just think it's a testimony to the brand. The fact that people like it and they continue reordering it. And with the resources we're going to get from this raise, those will be applied, and we will see that increase, the return on that by being able to run more promotions, drive the trial.

Keenan Smith: The one thing we did do, and I forgot to mention this was, although we didn't run any ads, we did double down on Instacart ads. So we have put some thousands of dollars into Instacart, so that for all of people who are shopping from home, if they type in the word kombucha, and my understanding is we're one of the very early adopters of this Instacart promotions. A lot of people aren't doing this and we would pay per click like in a Google ad model. And we would see a nice return. Our return on that is investment was like a 2.1 or 2.4. I'll have to get you that information. But yeah, they seemed to think it was a great case study. They sent me the case study on Goodwolf.

Keenan Smith: And we're going to continue doing that, working with Instacart to promote and get our product into people's carts. Because part of that is also when they come back onto the site, and they want to do their grocery shopping again. "So would you like to buy this again" and there's Goodwolf again. So you promote once, and this is different than just being on a grocery store shelf and there's a tag there, two for five. This is, you promoted it, you got into their cart, and then when they come back next week or next month, whenever it is to Instacart. There it is again, Goodwolf, "Would you like to buy it again?" So it's been nice. We've seen a lot of repeat business with that.

Brett Andrews: It's funny you bring them up. I had a conversation today with a CPG company, not in the beverage space, totally different product, but they were telling me that they're super excited about that as well. This is a refrigerated item.

Keenan Smith: Nice.

Brett Andrews:	The deliveries direct to consumers is really, really challenging. And they were just saying that they've started to explore it as well. It just seems like it's going to be a massive growth channel for the foreseeable future. So, that's great to hear that you guys are executing on that.
Brett Andrews:	Well, last one for me, I just... I think I'd be remiss if I left this out. You mentioned in the presentation, but I just kind of wanted to give you an opportunity to share a little bit more is Goodcalm. Obviously, a new product. I think you shared a little bit about sort of the thoughts around releasing this, but I think from some of the comments we've seen from investors so far, are it seems to be an area of interest for folks. So maybe just, I don't know, give a little bit more background on the product itself. And then if you have any guidance into when it might be released again with no crystal balls. But I think there's some people sort of excited to, it seems like a cool product and I think there's some people excited to try it. So would love to have you share a little bit on that.
Keenan Smith:	Yeah. So in my house, so magnesium became a staple item on the grocery shopping list. We're talking milk, eggs, bread, and then the single element, magnesium, we always crack up about that. It's like right off the periodic chart. It's just like, what are you doing buying magnesium. And not in like a vitamin form, it's like literally, it's a powder and we were consuming this. It just became our nightly ritual we take. There's a brand called Natural Calm and it's just not that righteous, our stuff is better. We kind of took the idea, reformulated it. Took the sugar out, added a tiny bit of monk fruit, a little organic beet root for pink color. We call the flavor pink lemonade and it's got some organic citrus and some organic beet, a little organic berry powder. And it basically, you just take it and it comes in a little two ounce jar and it's a very high margin item for us. We're excited about that.
Keenan Smith:	We went through a lot of formulations. We got the flavor down now. It's great. And we improved upon what was already, successful the Natural Calm stuff by adding L-theanine and GABA, which are two additionally sort of relaxing amino acids. And so we formulated this and we actually had, if anybody... Again, if anyone makes it this far in this webinar and you're listening to this and you would like some, please email me Keenan@drinkgoodwolf. We have some small batches that we've already produced and they're labeled and they're ready to go. We're just not pushing it yet. So most of the R&D's already been done. What we need now is the capital to push the brand and do the online piece. It is obviously a different arena for us, because we're used to distributors and retailers and all that sort of thing and not so much the direct to consumer business. But we've already started the Amazon store, Amazon seller page. And we got the website up and everything's pretty much ready to go. So anybody that wants samples, I'm happy to send new samples
Brett Andrews:	That's great. And actually two really quick follows. One is, will this also be a canned beverage? And I guess two, is it going to be single serve or is it coming in packs as well?

Keenan Smith:	Yeah, I guess that is confusing from just what we've talked about so far. So what this is, is a two ounces of powder and there's 20 servings. And so it's this pink powder, almost like Emergen-C, if you've ever taken Emergen-C. It's like a Kool-Aid powder and you take it and you make hot water at night and you put a teaspoon in your cup and you pour it over it and it fizzes up. It gets fizzy and then it settles down and it's like slightly sweet again with monk fruit, no calories, but slightly sweet, relaxing beverage. And also the functionality, I should say, like why? You're drinking magnesium in case anyone's like, what are you talking about?
Keenan Smith:	There's a few things. A lot of people are taking vitamin D right now.[i] This is the part where compliance is going to have to sift through this. But a lot of people are taking vitamin D right now. Vitamin D needs magnesium, your body needs magnesium to utilize the Vitamin D.[ii] People are taking it for their immune system. The magnesium at night goes into your body. It does a few things. It relaxes you, it calms you, it helps you sleep[iii] and it helps with bowel movements. So this is going to help keep you regular.[iv] That kind of goes with our brand. We're selling this gut health tonic by day, and then this relaxing gut calming powder by night. And that's the Goodcalm.
Brett Andrews:	Yep. And it goes with the whole Goodwolf theme. By the end of this, you're going to have a whole like Nutrisystem here. So it's really exciting.
Keenan Smith:	That's the dream.
Brett Andrews:	I'm sorry.
Keenan Smith:	That's the dream. That is the goal. Yeah. Goodwolf Feeding. We could, so many ideas.
Brett Andrews:	Yeah. You kept it broad for a reason. It sounds like a super exciting product line. And I can't wait to try it myself so. Well, Keenan, this has been great. I really appreciate you taking some time out of your Friday and joining us as you mentioned. I know you're busy with a production run. Real quick before I give you kind of the floor to sign off. Just want to thank everyone who tuned in. You're likely listening to this if you are on the MicroVentures campaign page for Goodwolf. If not, we'd encourage you to check that page out. There's a lot of other information that we put together in conjunction with Keenan and his team. We've got everything from, just a little bit more background on the company. There's some really nice product shots. The traction that they've had so far digs a little deeper into that. The use of funds, which Keenan went through. This pitch deck that Keenan went through as well is also listed there.
Brett Andrews:	The terms of the investment. Again, the reason for this webinar in the first place is to just educate perspective the investors who might have an interest in joining the Goodwolf mission. So yeah, we encourage you to check that page out. And then if you do have any questions after this, and maybe if it's not answered on

the page, there's a discussion form down at the bottom, Keenan's done a great job responding to those. So if you have any question for him, I'd encourage you to go ahead and ask away right there. To get to that link by the way, the direct URL is invest.microventures.com/offerings/goodwolf-II. "II" for the second round here. Or you can go to microventures.com, click the Invest tab and scroll down until you see the Goodwolf tombstone and click there.

Brett Andrews: And then of course, if you'd like to be a part of this mission and join in the success of what these guys are building, we'd encourage you to do that as well. If you're already an investor with MicroVentures, then you probably know how the process works. If not, please sign up, it's free to do so. And then you can kind of elect to participate at any level you want. There's perks related to this raise. So if you go down on that same campaign page, you'll see at different levels of investment. There's some other things that Keenan and his team are giving away. So it's really cool stuff. So like I said, I really encourage you to check all that stuff out. But Keenan, before we jump here, any kind of final thoughts you'd like to share, or I guess anywhere else you want to point people towards?

Keenan Smith: No, I think that's it. I do encourage them to go to the page, check out our Instagram @drinkgoodwolf. You can find me on LinkedIn, if you want to friend me on there. And if you have any questions, well, you can do the discussion board on the page, I'm happy to answer. Absolutely any questions you might have. I really appreciate everyone tuning in and I appreciate you, Brett.

Brett Andrews: Yeah, I appreciate you too, Keenan as always. And I guess one, one quick, last thing, if you do want to try the product. I know Keenan offered for the Goodcalm to send some out if anyone wants to reach out to him. But also if you want to actually see if there's a store near you. The website is drinkgoodwolf.com. You can go there and there's a "Find Us" button up at the top and kind of zoom in and see if you're in an area where they're selling it. So definitely would encourage you to go check it out and give it a try. So, well, Keenan, I really appreciate the time again for the second go around. It's always great working with you and we're really excited to see the rest of this race go and follow along the success.

Keenan Smith: Thanks. We're off to a good start. Thanks everyone for tuning in. And please can tribute if you can, and if you cannot share it with your network, that's a big help. Just sharing it. We really appreciate it.

Brett Andrews: Yep. All right, man. Well, I appreciate it. Have a great weekend. We'll talk to you soon.

Keenan Smith: Thanks. You too. Thanks so much. Bye.

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i https://www.webmd.com/vitamins-and-supplements/news/20170620/many-americans-may-be-taking-too-much-vitamin-d#:~:text=In%201999%2D2000%2C%200.3%20percent,3.2%20percent%2C%20the%20study%20found

ii https://pubmed.ncbi.nlm.nih.gov/28471760/

iii https://health.clevelandclinic.org/does-magnesium-help-you-sleep/

iv https://www.med.umich.edu/1libr/MBCP/Magnesium.pdf